SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2005

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on June 1, 2005, announcing "ECtel Receives Extension Order for FraudView(TM) from Central American Operator".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Ron Fainaro,
Senior Vice President and

Chief Financial Officer

Dated:  June 6, 2005

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued June 1, 2005

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EXHIBIT 1

FOR IMMEDIATE RELEASE

ECtel Receives Extension Order for FraudView(TM) from Central American Operator

Petah Tikva, Israel - June 01, 2005 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced that it has received a follow-on order for its real-time Fraud Detection and Prevention product suite - FraudView(TM) from a telecom operator in central America, a subsidiary of a leading global telecom provider. The follow-on order is valued at over $1.5 million.

The order is for extending the implementation of FraudView(TM) across the company's fixed networks. The order also includes ECtel's real-time probes, and expert implementation services.

Eitan Naor, President and CEO of ECtel commented: "In times of rapidly-changing traffic management environments, operators and carriers are faced with the increasingly complex challenge of dealing with fraud management, especially interconnection fraud. FraudView(TM), our leading market and cost-effective real-time solution to fraud, provides powerful answers to these threats that modern communications service operators are increasingly facing. FraudView(TM) adapts to the rapidly changing fraud schemes out there, providing customers with a reliable and real-time solution to fraud."

Mr. Naor continued: "We have been providing our fraud prevention solutions, in an effort to protect this customer's networks for the last five years. This extension of our FraudView(TM) system demonstrates its unique capabilities and its true economic benefits. We are confident that our solution will continue to deliver comprehensive protection and provide significant value to this operator, as it does by other leading telcos in Latin America".

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the Company's ability to continue the execution of the  turn-around plan, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development of new products, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Ron Fainaro	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-926-6102	Tel: 972-3-926-6113
Fax: +972-3-926-6103	Fax: 972-3-926-6103
Email: Ronf@ectel.com	Email: Danith@ectel.com

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